                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Capital Factors Holding, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    139905103
                                  ------------
                                 (CUSIP Number)

                                Jackson W. Moore
                                    President
                    Union Planters Bank, National Association
                           7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-2877
                                 --------------

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                October 19, 1998
                         --------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

--------------------------------------------------------------------------------
CUSIP No.:   139905103____
--------------------------------------------------------------------------------

1.  Name of Reporting Person:     Union Planters Bank, National Association
                             ---------------------------------------------------
    S.S. or I.R.S. Identification No. of Above Person:
                                                      --------------------------
               I.R.S. Identification No. 62-0859-006
    ----------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
    a.        [ ]                  b.        [ ]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds (see Instructions):                   [WC; OO]
                                       -----------------------------------------

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:             United States
                                         ---------------------------------------

--------------------------------------------------------------------------------



                         7.   Sole Voting Power:                    11,357,850

Number of                                         ------------------------------
Shares Beneficially      8.   Shared Voting Power:                  11,357,850
                                                  ------------------------------
Owned by
Each Reporting           9.   Sole Dispositive Power:               11,357,850
                                                      --------------------------
Person With
                         10.  Shared Dispositive Power:             11,357,850
                                                        ------------------------

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   11,357,850
                                                                  --------------
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row 11:         92.27%(1)
                                                     ---------------------------
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):           BK
                                                --------------------------------
--------------------------------------------------------------------------------
--------
1 Calculated on the basis of 12,309,012 shares outstanding as of August 31, 1998.

ITEM 1.        SECURITY AND ISSUER.

        This statement relates to the common stock of Capital Factors Holding, Inc.("CFH"), $.01 par value per share ("CFH Common Stock"). CFH is a Florida corporation with principal executive offices located at Suite 500 East Palmetto Park Road, Boca Raton, Florida 33432.

ITEM 2.        IDENTITY AND BACKGROUND.

        This statement is being filed by Union Planters Bank, National Association ("UPBNA"), a national banking association with principal executive offices located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018. The principal business of UPBNA is the provision of such services ordinarily provided by a national bank.

        To the best of UPBNA's knowledge, during the last five years, neither UPBNA nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPBNA, Union Planters Holding Corporation ("UPHC"), and Union Planters Corporation, a Tennessee corporation ("UPC").

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As described in Item 4, UPBNA purchased a total of 24,500 shares of CFH Common Stock with working capital funds all at a purchase price of $17.50 a share.

ITEM 4.        PURPOSE OF TRANSACTION.

        On September 9, 1998 UPBNA made an open market purchase of 24,500 shares of CFH Common Stock all at a purchase price of $17.50 a share. This transaction brought UPBNA's interest in CFH to approximately 92.23% of the total outstanding shares of CFH Common Stock. The purpose of the transaction was to increase UPBNA's investment in CFH as opportunities arose. UPBNA has no plans to make additional individual open market purchases.

        On October 19, 1998, CFH entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with UPBNA. The Merger Agreement was approved by the Boards of Directors of UPBNA and CFH on October 15, 1998, and October 16, 1998, respectively.

        Pursuant to the Merger Agreement, a newly-formed wholly-owned subsidiary of UPBNA ("Merger Sub") will merge (the "Merger") with and into CFH, with CFH being the surviving corporation resulting from the Merger (the "Surviving Corporation") and becoming a wholly-owned subsidiary of UPBNA. Each of the shares of CFH Common Stock not held by UPBNA will be converted into the right to receive a cash payment of $17.50 (the "Cash Payment Amount"), without interest. Each outstanding share of CFH Common Stock beneficially owned by UPBNA or held by CFH as treasury stock will be canceled without consideration. Each outstanding share of common stock, $1.00 par value, of Merger Sub will be converted into one share of common stock of the Surviving Corporation. Each outstanding option to purchase shares of CFH Common Stock ("CFH Options") held by an employee of CFH or any of its subsidiaries, with an exercise price below the Cash Payment Amount of $17.50, will be converted into options to purchase the $5.00 par value common stock of UPC ("UPC Common Stock"). Certain CFH Options held by directors of CFH will be canceled prior to the effective time of the Merger in exchange for a cash payment equal to the difference (if positive) between the Cash Payment Amount and the exercise price of such options.

        Upon consummation of the Merger, CFH will become a wholly-owned subsidiary of UPBNA. It is anticipated that CFH and its subsidiaries will maintain their current corporate structure and CFH's operations will remain substantially unchanged, with the exception that the current Board of Directors of CFH will be replaced with a board consisting solely of officers of UPBNA. As a result of the Merger, the entire equity interest in CFH will be beneficially owned by UPBNA. Therefore, following the Merger, the minority holders of CFH Common Stock will no longer have an equity interest in CFH. Instead, each holder of a minority interest in CFH Common Stock will have only the right to receive the Cash Payment Amount for each share of CFH Common Stock held by such holder. At the time that the Merger is consummated, UPBNA intends to cause CFH to terminate the registration of CFH Common Stock under the Exchange Act and its obligation to file reports, information statements and other information with the Commission. In addition, UPBNA intends to cause CFH to terminate its listing of shares for trading on the Nasdaq National Market.

        UPBNA is filing concurrently herewith a Schedule 13E-3 transaction statement which further describes the terms of the Merger.


ITEM 5.      INTEREST IN SECURITIES OF CFH.

        The 11,357,850 shares of CFH Common Stock held by UPBNA after the transactions described in this Amendment No. 3 to Schedule 13 D represent approximately 92.27% of the total number of the outstanding shares of CFH Common Stock calculated on the basis of 12,309,012 shares outstanding as of August 31, 1998.

        Other than as set forth in this Item 5, in item 5 of Amendment No. 2 to the Schedule 13 D filed by UPBNA with respect to certain purchases of CFH Common Stock made September 9, 1998 ("Amendment No. 2") in Item 5 of Amendment No. 1 to the Schedule 13 D filed by UPBNA with respect to certain purchases of CFH Common Stock made August 31,

September 1, and September 3, 1998 ("Amendment No. 1"), and in Item 5 of the
Schedule 13 D filed by UPBNA with respect to certain purchases of CFH Common Stock made August 10, 1998 (the "Original Schedule 13 D"), to the best of UPBNA's knowledge (i) neither UPBNA nor any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors beneficially owns any shares of CFH Common Stock, and (ii) other than the transactions described in Item 4, in Item 4 of Amendment No. 2, Item 4 of Amendment No. 1 and in Item 4 of the Original Schedule 13 D, there have been no transactions in the shares of CFH Common Stock effected during the past 60 days by UPBNA, nor to the best of UPBNA's knowledge, by any subsidiary or affiliate of UPBNA or any of its or their executive officers or directors.

        No other person is known by UPBNA to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of CFH Common Stock held by UPBNA.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CFH.

         None

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

           The Merger Agreement is attached hereto as Exhibit A.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


UNION PLANTERS BANK, NATIONAL ASSOCIATION



Date:   October 26, 1998          By: /s/  M. Kirk Walters
      --------------------            ----------------------------------
                                           M. Kirk Walters
                                           Senior Vice President, Treasurer and
                                           Chief Accounting Officer

                                                              Appendix to Item 2

                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 Bill H. Abney                    Assistant Secretary       Vice President
                                  (UPHC)                    UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee 38018

 Albert M. Austin                 Director (UPC/UPBNA)      Chairman
                                                            CANNON, AUSTIN AND CANNON,
                                                                INC. (real estate)
                                                            Suite 200
                                                            P.O. Box 172285
                                                            Germantown, Tennessee 38138

 John E. Bennett                  Vice President (UPHC)     Manager of Corporate Reporting
                                                            UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee 38018

 Marvin E. Bruce                  Director (UPC/UPBNA)      Director and Chairman
                                                            TBC CORPORATION
                                                            (marketer/distributor of auto
                                                            replacement products)
                                                            476 West Racquet Club Place
                                                            Memphis, Tennessee  38117

 George W. Bryan                  Director (UPC/UPBNA)      Senior Vice President
                                                            SARA LEE CORPORATION
                                                            (Meat Group Division, meat processor
                                                            and packager)
                                                            Suite 300
                                                            8000 Centerview Parkway
                                                            Cordova, Tennessee  38018

 James A. Gurley                  Executive Vice President  Executive Vice President and
                                  and Senior Risk               Senior Risk Management Officer
                                  Management Officer        UNION PLANTERS CORPORATION and UNION
                                  (UPC/UPBNA)               PLANTERS BANK, NATIONAL
                                                                ASSOCIATION ("UPBNA")
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018


                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 James E. Harwood                 Director (UPC/UPBNA)      President
                                                            STERLING EQUITIES
                                                            (provider of advisory services and
                                                            capital to small businesses)
                                                            Suite 124
                                                            845 Crossover Lane
                                                            Memphis, Tennessee  38117


 E. James House, Jr.              Corporate Secretary UPHC  Manager, Legal Division
                                                            UNION PLANTERS CORPORATION
                                                            7130 Goodlet Farms Parkway
                                                            Memphis, Tennessee  38018

 Parnell S. Lewis, Jr.            Director (UPC/UPBNA)      President
                                                            ANDERSON-TULLY COMPANY
                                                            (hardwood lumber products)
                                                            1242 North Second Street
                                                            Memphis, Tennessee  38101


 C. J. Lowrance, III              Director                  President
                                  (UPC/UPBNA)               LOWRANCE BROTHERS & COMPANY, INC.
                                                            (planter)
                                                            Highway 61
                                                            Driver, AR  72329

 Jackson W. Moore                 President,                President and Chief Operating Officer
                                  Chief Operating Officer   UNION PLANTERS CORPORATION and UPBNA
                                  and Director              7130 Goodlett Farms Parkway
                                  (UPC/UPBNA); Chairman of  Memphis, Tennessee  38018
                                  the Board of Directors
                                  and President of UPHC


 Stanley D. Overton               Director (UPC/UPBNA)      Retired; Former Chairman of
                                                            UNION PLANTERS BANK OF MIDDLE
                                                            TENNESSEE, N.A. (bank)
                                                            401 Union Street
                                                            Nashville, Tennessee  37219

                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 J. W. Parker                     Executive Vice President  Executive Vice President and
                                  and Chief Financial           Chief Financial Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018

 Benjamin W. Rawlins, Jr.         Chairman of the Board     Chairman of the Board and
                                  and Chief Executive           Chief Executive Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018


 Dr. V. Lane Rawlins              Director (UPC/UPBNA)      President
                                                            UNIVERSITY OF MEMPHIS
                                                            341 Administration Building
                                                            Memphis, Tennessee  38152


 Donald F. Schuppe                Director (UPC/UPBNA)      DFS SERVICE COMPANY
                                                            (consulting)
                                                            6448 Winfrey Place
                                                            Memphis, Tennessee  38120


 J. Armistead Smith               Executive Vice President  Executive Vice President and
                                  and Senior Lending            Senior Lending Officer
                                  Officer (UPC/UPBNA)       UNION PLANTERS CORPORATION
                                                            and UPBNA
                                                            7130 Goodlett Farms Parkway
                                                            Memphis, Tennessee  38018

 David M. Thomas                  Director (UPC/UPBNA)      Retired:  Former President of
                                                            MAGNOLIA FEDERAL BANK FOR
                                                                SAVINGS
                                                            1765 Camellia Drive
                                                            Greenville, Mississippi 38701

 Richard A. Trippeer, Jr.         Director (UPC/UPBNA)      President
                                                            R.A. TRIPPEER, INC. (investments)
                                                            Suite 300
                                                            5865 Ridgeway Center Parkway
                                                            Memphis, Tennessee  38120



                                                             PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                     POSITION WITH          NAME OF BUSINESS, PRINCIPAL BUSINESS,
              NAME                   UPC/UPBNA/UPHC             AND PRINCIPAL BUSINESS ADDRESS
--------------------------        -------------------       -------------------------------------
 M. K. Walters                    Senior Vice President,    Senior Vice President, Chief
                                  Chief Accounting              Accounting Officer, Treasurer
                                  Officer, and Treasurer    UNION PLANTERS CORPORATION
                                  (UPC/UPBNA); Director,    and UPBNA
                                  Vice President and CFO    7130 Goodlett Farms Parkway
                                  of UPHC                   Memphis, Tennessee  38018

 Spence L. Wilson                 Director (UPC/UPBNA)      President
                                                            KEMMONS WILSON, INC.
                                                            (provider of management advisory
                                                            services and venture capital,
                                                            developer of residential and
                                                            commercial real estate, and thrift
                                                            hold company)
                                                            1629 Winchester Road
                                                            Memphis, Tennessee  38116

                                                                      EXHIBIT A







                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                          CAPITAL FACTORS HOLDING, INC.

                                       AND

                    UNION PLANTERS BANK, NATIONAL ASSOCIATION


                          DATED AS OF OCTOBER 19, 1998

                                TABLE OF CONTENTS

                                                                                              PAGE
                                                                                              ----
Parties........................................................................................1
Preamble.......................................................................................1
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER...................................................1
      1.1     Merger...........................................................................1
      1.2     Time and Place of Closing........................................................1
      1.3     Effective Time...................................................................1
ARTICLE 2 - TERMS OF MERGER....................................................................2
      2.1     Articles of Incorporation........................................................2
      2.2     Bylaws...........................................................................2
      2.3     Directors and Officers...........................................................2
ARTICLE 3 - MANNER OF CONVERTING SHARES........................................................2
      3.1     Conversion of Shares.............................................................2
      3.2     Shares Held by CFH or UPBNA......................................................2
      3.3     Conversion of Stock Options......................................................2
ARTICLE 4 - DELIVERY OF CONSIDERATION..........................................................3
      4.1     Delivery Procedures..............................................................3
      4.2     Rights of Former CFH Shareholders................................................4
      4.3     UPBNA to Make Cash Available.....................................................4
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF CFH..............................................4
      5.1     Organization, Standing, and Power................................................4
      5.2     Authority; No Breach By Agreement................................................4
      5.3     Capital Stock....................................................................5
      5.4     Charter Provisions...............................................................5
      5.5     Statements True and Correct......................................................5
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPBNA............................................5
      6.1     Organization, Standing, and Power................................................5
      6.2     Authority; No Breach By Agreement................................................6
      6.3     Financing........................................................................6
      6.4     Statements True and Correct......................................................6
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION...........................................6
      7.1     Affirmative Covenants of CFH.....................................................6
      7.2     Covenants of UPBNA...............................................................7
ARTICLE 8 - ADDITIONAL AGREEMENTS..............................................................7
      8.1     Filing Schedule 13E-3; Delivery of Plan of Merger; Information Statement.........7
      8.2     Filings with State Offices.......................................................7
      8.3     Agreement as to Efforts to Consummate............................................7
      8.4     State Takeover Laws..............................................................7
      8.5     Indemnification..................................................................7
      8.6     Merger Subsidiary Organization...................................................8
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE..................................8
      9.1     Conditions to Obligations of Each Party..........................................8
      9.2     Conditions to Obligations of UPBNA...............................................8
      9.3     Conditions to Obligations of CFH.................................................9
ARTICLE 10 - TERMINATION.......................................................................9
      10.1    Termination......................................................................9

      10.2    Effect of Termination............................................................9
      10.3    Non-Survival of Representations and Covenants....................................10
ARTICLE 11 - MISCELLANEOUS.....................................................................10
      11.1    Definitions......................................................................10
      11.2    Expenses.........................................................................13
      11.3    Entire Agreement.................................................................13
      11.4    Amendments.......................................................................14
      11.5    Waivers..........................................................................14
      11.6    Assignment.......................................................................14
      11.7    Notices..........................................................................14
      11.8    Governing Law....................................................................15
      11.9    Counterparts.....................................................................15
      11.10   Captions.........................................................................15
      11.12   Interpretations..................................................................15
      11.13   Enforcement of Agreement.........................................................15
      11.14   Severability.....................................................................15
Signatures.....................................................................................16

                                LIST OF EXHIBITS

EXHIBIT NUMBER       DESCRIPTION
--------------       -----------
      1.                  Plan of Merger. (Sections 1.1, 11.1).

                      AGREEMENT AND PLAN OF REORGANIZATION


       THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of October 19, 1998, by and between CAPITAL FACTORS HOLDING, INC. ("CFH"), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Boca Raton, Florida, and UNION PLANTERS BANK, NATIONAL ASSOCIATION ("UPBNA"), a national banking association organized and existing under the laws of the United States and the holder of 92.27% of the issued and outstanding common stock of CFH.


                                    PREAMBLE

          The Boards of Directors of CFH and UPBNA are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of the remaining 7.73% of the issued and outstanding common stock of CFH by UPBNA pursuant to the merger of a newly-formed, wholly-owned subsidiary of UPBNA ("Merger Sub") with and into CFH with CFH as the surviving corporation of the merger. Prior to the merger, UPBNA will contribute its shares of CFH Common Stock to Merger Sub and at the effective time of the merger, the outstanding shares of the capital stock of CFH not held by Merger Sub shall be converted into the right to receive a cash payment amount. As a result, CFH shall continue to conduct its business and operations as a wholly-owned subsidiary of UPBNA. The transactions described in this Agreement are subject to the satisfaction of certain conditions described in this Agreement.

          Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

          NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

          1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into CFH in accordance with the provisions of Section 607.1104 of the FBCA (the "Merger") and with the effect provided for in Section 607.1106 of the FBCA. CFH shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Florida. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of CFH and UPBNA, and the Plan of Merger, in substantially the form of Exhibit 1, which will be approved and adopted by the Boards of Directors of CFH and Merger Sub upon the organization of Merger Sub.

          1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. Central Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M. Central Time), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of UPBNA, in Memphis, Tennessee, or such other place as may be mutually agreed upon by the Parties.

          1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Florida Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Florida (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the 30th day after the date that the Information Statement, this Agreement and the Plan of Merger are mailed to the Minority Shareholders, as provided for in Section
601.1104 of the FBCA.

                                    ARTICLE 2
                                 TERMS OF MERGER

          2.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of CFH in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.2 BYLAWS. The Bylaws of CFH in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.3 DIRECTORS AND OFFICERS. The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of CFH in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

          3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

                   (a) Each share of UPBNA Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                   (b) Each share of Merger Sub Common Stock issued and
              outstanding at the Effective Time shall be converted into and exchanged for one share of CFH Common Stock.

                   (c) Each share of CFH Common Stock (excluding shares held
              by CFH or any of its Subsidiaries or by UPBNA or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive in consideration thereof a cash payment from UPBNA in the amount of the Cash Payment Amount.

          3.2 SHARES HELD BY CFH OR UPBNA. Each of the shares of CFH Common Stock held by CFH or any of its Subsidiaries or, UPBNA, or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

          3.3 CONVERSION OF STOCK OPTIONS.

              (a) At the Effective Time, each option to purchase shares of CFH Common Stock pursuant to stock options granted by CFH under the CFH Stock Option Plan each, a ("CFH Option") held by employees of CFH or any of its Subsidiaries with an exercise price which is less than the Cash Payment Amount, which is outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume such CFH Option, in accordance with the terms of the CFH Stock Option Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for CFH and the Committee of

CFH's Board of Directors (including, if applicable, the entire Board of Directors of CFH) or other independent committee administering the CFH Stock Option Plan, (ii) each CFH Option assumed by UPC may be exercised solely for shares of UPC Common Stock, (iii) the number of shares of UPC Common Stock subject to such CFH Option shall be equal to the product of (A) the number of shares of CFH Common Stock for which such CFH Option is exercisable and (B) the quotient obtained by dividing the Cash Payment Amount by the Average Closing Price and rounding down to the nearest whole share, and (iv) the per share exercise price under each such CFH Option shall be adjusted by dividing the per share exercise price under each such CFH Option by the quotient obtained by dividing the Cash Payment Amount by the Average Closing Price and rounding up to the nearest cent. Notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.6, each CFH Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and CFH agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.


              (b) Prior to the Effective Time, each outstanding CFH Option held by non-employee directors of CFH with an exercise price which is less than the Cash Payment Amount, which is outstanding at the Effective Time, whether or not exercisable, shall be cancelled in exchange for a cash payment equal to the difference between the Cash Payment Amount and the exercise price of such option.

              (c) At the Effective Time, each outstanding CFH Option, whether or not exercisable, with an exercise price which is greater than the Cash Payment Amount, shall be cancelled with no consideration in exchange therefore.

              (d) As soon as practicable after the Effective Time, UPC shall deliver to the participants in the CFH Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to the CFH Stock Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.6(a) after giving effect to the Merger), and UPC shall comply with the terms of the CFH Stock Option Plan to ensure, to the extent required by, and subject to the provisions of, the CFH Stock Option Plan, that CFH Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. As soon as practicable after the Effective Time, UPC shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.


                                    ARTICLE 4
                            DELIVERY OF CONSIDERATION

          4.1 DELIVERY PROCEDURES. Promptly after the Effective Time, UPBNA and the Surviving Corporation shall cause the exchange agent selected by UPBNA (the "Exchange Agent") to mail to the Minority Shareholders of CFH appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of CFH Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each Minority Shareholder promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in Section 3.1 of this Agreement (without interest thereon) pursuant to Section 4.2 of this Agreement. UPBNA shall not be obligated to deliver any cash payments to which any Minority Shareholder is entitled as a result of the Merger, until such holder surrenders such holder's certificate or certificates representing the shares of CFH Common Stock for exchange as provided in this Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates. The certificate or certificates of CFH Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPBNA, CFH, nor the Exchange Agent shall be liable to a holder of CFH Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

          4.2 RIGHTS OF FORMER CFH SHAREHOLDERS. At the Effective Time, the stock transfer books of CFH shall be closed as to holders of CFH Common Stock immediately prior to the Effective Time and no transfer of CFH Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate held by a Minority Shareholder theretofore representing shares of CFH Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor.

          4.3 UPBNA TO MAKE CASH AVAILABLE. At or prior to the Effective Time, UPBNA shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the Minority Shareholders, for exchange in accordance with this Article 4, the requisite aggregate amount of the Cash Payment Amount to be paid pursuant to Sections 3.1(c) and 3.3 in exchange for outstanding shares of CFH Common Stock and CFH Options.


                                    ARTICLE 5
                      REPRESENTATIONS AND WARRANTIES OF CFH

          CFH hereby represents and warrants to UPBNA that:

          5.1 ORGANIZATION, STANDING, AND POWER. CFH is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. CFH is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH.

          5.2 AUTHORITY; NO BREACH BY AGREEMENT.

              (a) CFH has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFH. This Agreement represents a legal, valid, and binding obligation of CFH, enforceable against CFH in accordance with its terms (except in all cases as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and
(ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief).

              (b) Neither the execution and delivery of this Agreement by CFH, nor the consummation by CFH of the transactions contemplated hereby, nor compliance by CFH with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CFH's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CFH Company under, any Contract or Permit of any CFH Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH, or violate any Law or Order applicable to any CFH Company or any of their respective material Assets where such violation would have, individually or in the aggregate, a Material Adverse Effect on CFH.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by CFH of the Merger and the other transactions contemplated in this Agreement.

          5.3 CAPITAL STOCK. The authorized capital stock of CFH consists of:
25,000,000 shares of CFH Common Stock, of which 12,309,012 shares are issued and outstanding as of the date of this Agreement and not more than 12,309,012 shares will be issued and outstanding at the Effective Time. CFH has reserved 1,300,000 shares of CFH Common Stock for issuance under the CFH Stock Option Plan, pursuant to which options to purchase not more than 250,925 shares of CFH Common Stock are outstanding and exercisable as of the date of this Agreement. Options issued under the CFH Stock Option Plan may not be exercised without the prior consent of UPBNA as provided for in the CFH Stock Option Plan. All of the issued and outstanding shares of capital stock of CFH are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of capital stock of CFH has been issued in violation of any preemptive rights of the current or past shareholders of CFH. Except as set forth above, there are no shares of capital stock or other equity securities of CFH outstanding and no outstanding Rights relating to the capital stock of CFH.

          5.4 CHARTER PROVISIONS. Each CFH Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any CFH Company or restrict or impair the ability of UPBNA or Merger Sub to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any CFH Company that may be directly or indirectly acquired or controlled by it.

          5.5 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any CFH Company or any Affiliate thereof for inclusion in the
Schedule 13E-3 or the Information Statement to be mailed to CFH shareholders, and any other documents to be filed with the SEC in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Information Statement, when mailed to the shareholders of CFH, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                    ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF UPBNA

UPBNA hereby represents and warrants to CFH as follows:

          6.1 ORGANIZATION, STANDING, AND POWER. UPBNA is a national banking association duly organized, validly existing, and in good standing under the Laws of the United States, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. UPBNA is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA.

          6.2 AUTHORITY; NO BREACH BY AGREEMENT.

              (a) UPBNA has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPBNA. This Agreement represents a legal, valid, and binding obligation of UPBNA, enforceable against UPBNA in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b) Neither the execution and delivery of this Agreement by UPBNA, nor the consummation by UPBNA of the transactions contemplated hereby, nor compliance by UPBNA with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPBNA's Articles of Association or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of UPBNA, or any Contract or Permit of UPBNA, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA, or violate any Law or Order applicable to UPBNA or any of its material Assets.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA or Merger Sub, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPBNA of the Merger and the other transactions contemplated in this Agreement.

          6.3 FINANCING. At the Effective Time, UPBNA will have funds sufficient to enable it to carry out its obligations under this Agreement.

          6.4 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by UPBNA or any Affiliate thereof for inclusion in the Schedule 13E-3 or the Information Statement to be mailed to CFH shareholders, and any other documents to be filed with the SEC in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Information Statement, when mailed to the shareholders of CFH, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

          7.1 AFFIRMATIVE COVENANTS OF CFH. Unless the prior written consent of a duly authorized officer of UPBNA shall have been obtained, and except as otherwise expressly contemplated herein, CFH shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, (iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, and (iv) take no action to issue or authorize the issuance of any shares of CFH Common Stock or CFH Options.

          7.2 COVENANTS OF UPBNA. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPBNA covenants and agrees that it shall and shall cause each of its Subsidiaries to take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.


                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

          8.1 FILING SCHEDULE 13E-3; DELIVERY OF PLAN OF MERGER; INFORMATION STATEMENT. As soon as reasonably practicable after the execution of this Agreement, UPBNA shall prepare and file the Schedule 13E-3. UPBNA shall also promptly prepare and mail the Information Statement to the Minority Shareholders with a copy of this Agreement and the Plan of Merger, and CFH shall furnish to UPBNA all information concerning CFH and the CFH Companies that UPBNA may reasonably request in connection with such Information Statement.

          8.2 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, CFH shall execute and file the Florida Articles of Merger with the Secretary of State of the State of Florida.

          8.3 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          8.4 STATE TAKEOVER LAWS. Each CFH Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, if applicable, or if necessary, challenge, the applicability of Section 607.0901 of the FBCA.

          8.5 INDEMNIFICATION.

              (a) For a period of six years after the Effective Time, UPBNA shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of each of the CFH Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Florida Law and by CFH's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.5(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require CFH to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time, and provided, further, that all rights to indemnification in respect of any claim (a "claim") made in writing received by UPBNA within such six-year period provided hereby shall continue until final disposition of the claim. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between UPBNA and the Indemnified Party.

              (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.5, upon learning of any such Liability or Litigation, shall promptly notify UPBNA thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPBNA or CFH shall have the right to assume the defense thereof and UPBNA shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPBNA or CFH elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between UPBNA or CFH and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPBNA or CFH shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that (i) UPBNA shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) UPBNA shall not be liable for any settlement effected without its prior written consent; and provided further that UPBNA shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          8.6 MERGER SUB ORGANIZATION. UPBNA shall organize Merger Sub under the Laws of the State of Florida. Prior to the Effective Time, the outstanding capital stock of Merger Sub shall consist of 1,000 shares of Merger Sub Common Stock, all of which shares shall be owned by UPBNA. Prior to the Effective Time, Merger Sub shall not (i) conduct any business operations whatsoever or (ii) enter into any Contract or agreement of any kind, acquire any assets or incur any Liability, except as may be specifically contemplated by this Agreement or the Plan of Merger or as the Parties may otherwise agree.


                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

          9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.5 of this Agreement:

              (a) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of UPBNA would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to UPBNA that, had such condition or restriction been known, UPBNA would not, in its reasonable judgment, have entered into this Agreement.

              (b) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

              (c) OPINION OF FINANCIAL ADVISOR. The Parties shall have received an opinion of Stifel Nicolaus & Company, Inc., which shall not have been withdrawn, to the effect that the Cash Payment Amount is fair to the Minority Shareholders from a financial point of view.

          9.2 CONDITIONS TO OBLIGATIONS OF UPBNA. The obligations of UPBNA to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPBNA pursuant to 11.5(a) of this Agreement:

              (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of CFH set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of CFH set forth in Section 5.3 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of CFH set forth in this Agreement (including the representations and warranties set forth in Section 5.3 of the Agreement) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on CFH; provided that for purposes of this sentence only those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

              (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of CFH to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          9.3 CONDITIONS TO OBLIGATIONS OF CFH. The obligations of CFH to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CFH pursuant to Section 11.5 (b) of this Agreement:

              (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of UPBNA set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of UPBNA set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPBNA; provided that for purposes of this sentence only those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

              (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of UPBNA to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.


                                   ARTICLE 10
                                   TERMINATION

          10.1 TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

              (a) By mutual consent of the Board of Directors of UPBNA and the Board of Directors of CFH; or

              (b) By the Board of Directors of either Party, if there shall be enacted any Law that makes consummation of the Merger illegal or otherwise prohibited or if any Order enjoining either Party from consummating the Merger is entered and such order shall become final and nonappealable.

          10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that the provisions of this Section 10.2 shall survive any such termination and abandonment.

          10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3, Articles 2, 3, 4, and 11 of this Agreement, and Section 8.5 of this Agreement.


                                   ARTICLE 11
                                  MISCELLANEOUS

          11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

               "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

               "AVERAGE CLOSING PRICE" shall mean the average of the closing prices of UPC Common Stock on the NYSE (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source chosen by UPBNA) during the ten full trading day period ending on the last full trading day immediately prior to the Effective Time.

               "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.


               "CFH COMMON STOCK" shall mean the $0.01 par value common stock of CFH.

               "CFH COMPANIES" shall mean, collectively, CFH and all Subsidiaries of CFH.

               "CFH OPTION" shall have the meaning ascribed to it in Section 3.3 of this Agreement.

               "CFH STOCK OPTION PLAN" shall mean the existing stock option plan of CFH.

               "CASH PAYMENT AMOUNT" shall mean an amount in cash equal to $17.50.

               "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

               "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

               "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

               "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

               "EFFECTIVE TIME" shall have the meaning ascribed to it in Section
       1.3 of this Agreement.

               "FBCA" shall mean the Florida Business Corporation Act.

               "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

               "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

               "INFORMATION STATEMENT" shall mean the disclosure statement to be delivered to the Minority Shareholders.

               "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

               "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

               "LIABILITY" shall mean any direct or indirect, primary or secondary liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

               "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property or other Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of such Party's Assets, (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and (iv) Liens that arise by operation of Law with respect to Liabilities that are not delinquent or are being contested in good faith.

               "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

               "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

               "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to the parties, (c) expenses incurred by CFH and CFH Companies in connection with the transactions contemplated by this Agreement, (d) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

               "MERGER" shall have the meaning ascribed to it in Section 1.1 of this Agreement.

               "MERGER SUB" shall mean the corporation to be formed as a wholly-owned subsidiary of UPBNA, organized and existing under the Laws of the State of Florida.

               "MERGER SUB COMMON STOCK" shall mean the $1.00 par value common stock of Merger Sub.

               "MINORITY SHAREHOLDERS" shall mean all holders of CFH Common Stock other than UPBNA and Merger Sub.

               "NASD" shall mean the National Association of Securities Dealers, Inc.

               "NYSE" shall mean the New York Stock Exchange, Inc.

               "1933 ACT" shall mean the Securities Act of 1933, as amended.

               "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

               "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

               "PARTY" shall mean either CFH or UPBNA, and "PARTIES" shall mean both CFH and UPBNA.

               "PERMIT" shall mean any federal, state, and local governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

               "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

               "PLAN OF MERGER" shall mean the Plan of Merger between CFH and Merger Sub in substantially the form of Exhibit 1.

               "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

               "SCHEDULE 13E-3" shall mean the Schedule 13E-3 to be filed by UPBNA relating to the Merger as required by the 1934 Act.

               "SEC" shall mean the United States Securities and Exchange Commission.

               "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

               "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

               "SURVIVING CORPORATION" shall mean CFH as the Surviving Corporation resulting from the Merger.

               "TAX" or "TAXES" shall mean all federal, state, and local taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

               "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

               "UPBNA COMMON STOCK" shall mean the $10.00 par value common stock of UPBNA.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

          11.2 EXPENSES.

               (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, fees, and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPBNA shall bear and pay the filing fees payable in connection with the Schedule 13E-3 and the fees of Stifel Nicolaus & Company, Inc..

               (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful and knowing breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

          11.3 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the confidentiality agreement between the Parties, which shall remain in effect.

Except as contemplated by Articles 3 and 4 of this Agreement and Section 8.5 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

          11.4 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties.

          11.5 WAIVERS.

               (a) Prior to or at the Effective Time, UPBNA, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by CFH, to waive or extend the time for the compliance or fulfillment by CFH of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPBNA under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPBNA except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

               (b) Prior to or at the Effective Time, CFH, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPBNA, to waive or extend the time for the compliance or fulfillment by UPBNA of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CFH under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CFH except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

               (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

          11.6 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

          11.7 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

    CFH:                   CAPITAL FACTORS HOLDING, INC.
                           Suite 500
                           East Palmetto Park Road
                           Boca Raton, Florida  33432
                           Telecopy Number: (561) 347-6207
                           Attention: Dennis McDermott
                                      Executive Vice President and Chief
                                  Financial Officer

    Copy to Counsel:       MILBANK, TWEED, HADLEY & MCCLOY
                           1 Chase Manhattan Plaza
                           New York, New York  10005-1401
                           Telecopy Number:  (212) 530-5219
                                      Attention:  John T. O'Connor

    UPBNA:                 UNION PLANTERS BANK, NATIONAL ASSOCIATION
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                           Telecopy Number:  (901) 580-2939
                           Attention: Jackson W. Moore
                                      President and Chief Operating Officer

    Copy to Counsel:       UNION PLANTERS CORPORATION
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                           Telecopy Number:  (901) 580-2939
                           Attention: E. James House, Jr.
                                      Manager, Legal Division

          11.8 GOVERNING LAW. Except to the extent the laws of the State of Florida apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

          11.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          11.10 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

          11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

          11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                         CAPITAL FACTORS HOLDING, INC.


By:        /s/ Dennis A. McDermott         By:      /s/ John W. Kiefer
    -----------------------------------         -----------------------------
    Dennis A. McDermott                         John W. Kiefer
    Executive Vice President and                President and Chief Executive
          Financial Officer                       Officer

[CORPORATE SEAL]

                                                UNION PLANTERS BANK, NATIONAL
                                                ASSOCIATION

By:       /s/ E. James House, Jr.          By:     /s/ Jackson W. Moore
    -----------------------------------         -----------------------------
    E. James House, Jr.                         Jackson W. Moore
    Secretary                                   President and Chief Operating
                                                  Officer

[CORPORATE SEAL]